UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2015
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID. (CNPJ): 02.429.144/0001-93 – Company Registry (NIRE) No. 353.001.861-33

EXCERPT OF THE MINUTES OF THE 276th MEETING OF THE BOARD OF DIRECTORS

HELD ON AUGUST 26, 2015

1. DATE, TIME AND PLACE: On August 26, 2015, at 9:00 a.m., at the registered office of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº 1510, 14º andar, conjunto 142, in the city and state of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to Paragraph 2, Article 17 of the Company’s Bylaws.

3. ATTENDANCE: All the members of the Board of Directors (“Board”). The meeting was also attended by the Chief Executive Officer and, during part of it, by the Executive Vice-Presidents.

4. PRESIDING BOARD: Chairman – Murilo Cesar L. S. Passos and Secretary – Gisélia Silva.

5. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

The reading of the Agenda was waived as all those present were aware of its contents. The directors also resolved that these minutes be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and the publication of these minutes as an extract without the signatures of the directors.

After discussing and examining the items on the Agenda, the Directors unanimously resolved to:

(i)    Take cognizance of the themes examined by the Board’s Advisory Committees and Commissions in the month of August;

(ii)   Take cognizance of the managerial highlights and material facts in August, reported by the Chief Executive Officer;

(iii)   Approve the minutes of the 275th Meeting of the Board of Directors held on August 5, 2015;

(iv)   Approve, as the direct controlling shareholder of CPFL Geração de Energia S.A. (“CPFL Geração”), pursuant to Item (o), Article 17 of the Bylaws and to Executive Board Resolution no. 2015070-E, and in accordance with item 8 of the Company’s Risk Management Policy, the change in the methodology for calculating the limits for managing the “Aggregate Market Risk of CPFL Geração”, and take cognizance of the risk limits, recording that the decision on this item had been previously examined by the Management Processes and Risk Committee;

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID. (CNPJ): 02.429.144/0001-93 – Company Registry (NIRE) No. 353.001.861-33

(v)    Approve, pursuant to Article 17, Item (s) of the Bylaws, and to Executive Board Resolution no. 2015073-E, the offering of guarantee, through guarantee or suretyship, by CPFL Energia, to the Zero Cost Collar derivative operation contracted by CPFL Geração, for a period of five (5) years, in the notional value of up to one hundred eighteen million, five hundred thousand U.S. dollars (US$118,500,000.00); and recommend that the directors appointed by the Company in the Board of Directors of CPFL Geração vote for the approval of said operation, recording that the decision on this item had been previously examined by the Budget and Corporate Finance Commission;

(vi)   Recommend to the directors nominated by the Company in the Board of Directors of the subsidiary CPFL Energias Renováveis S.A. (“CPFL Renováveis”) and to the representatives of CPFL Geração, in the General Shareholders' Meeting of CPFL Renováveis, to vote for the approval of: (vi.i) the merger of its direct and indirect subsidiaries SIIF Energies do Brasil Ltda. (“SIIF Energies”), SIIF Desenvolvimento de Projetos de Energia Eólica Ltda. (“SIIF Desenvolvimento”), Eólica Formosa Geração e Comercialização de Energia S.A. (“EOL Formosa”), Eólica Icaraizinho Geração e Comercialização de Energia S.A. (“EOL Icaraizinho”), Curral Velho I Energia S.A. (“Curral Velho I”), Curral Velho II Energia S.A. (“Curral Velho II”) and Curral Velho IV Energia S.A. (“Curral Velho IV”) – (Executive Board Resolution no. 2015076-E); and (vi.ii) (a) the rectification of the exchange ratio mentioned in item “2.1” of the Merger Protocol of WF2 Holding S.A. (“WF2”) into CPFL Renováveis (“Protocol”) and (b) the ratification of the Private Instrument of Rectification and Ratification of the Protocol (Executive Board Resolution no. 2015075-E);

(vii)    Recommend that the executives nominated by the Company to the management bodies of the subsidiaries Companhia Paulista de Força e Luz (“CPFL Paulista”), Companhia Piratininga de Força e Luz (“CPFL Piratininga”), Companhia Jaguari de Energia (“CPFL Jaguari”), Companhia Luz e Força de Mococa (“CPFL Mococa”), Companhia Leste Paulista de Energia (“CPFL Leste Paulista”), Companhia Sul Paulista de Energia (“CPFL Sul Paulista”) and Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”) vote for the approval of the engagement of the companies Sociedade Civil de Saneamento Ltda. (“SCS"), H.R. Serviço de Leitura e Entrega de Contas de Energia Ltda. (“H.R.”), FLORIPARK Empreendimentos e Serviços Ltda. (“FLORIPARK”), JF Serviços Técnicos Especializados Ltda. (“JF”), to provide power meter reading and electricity bill delivery services (“LEC”) in accordance with Executive Board Resolution no. 2015074-E;

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID. (CNPJ): 02.429.144/0001-93 – Company Registry (NIRE) No. 353.001.861-33

(viii)   Recommend that the representatives of the Company in the General Shareholders' Meeting of the subsidiary CPFL Eficiência Energética S.A. (“CPFL ESCO”), in accordance with Executive Board Resolution no. 2015078-E, vote for the approval of: (viii.i) the capital reduction, pursuant to the head paragraph of Article 173 of Brazilian Corporations Law, and (viii.ii) the amendment to the wording of Article 5 of the Bylaws; and

(ix)   Take cognizance of the consolidated results for July/2015.

6. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by the Directors and by the Secretary. Murilo Cesar L. S. Passos, Décio Bottechia Júnior, A. C. R. Domenech, Ana Maria Elorrieta, Deli S. Pereira, Francisco Caprino Neto and Licio da Costa Raimundo.

This is a free English translation of the excerpts of the original minutes drawn up in the Book of Meetings of the Board of Directors no. 6, pages 141 to 144.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 8, 2015

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.